UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

                   Certification and Notice of Termination of
               Registration under Section 12(g) of the Securities
               Exchange Act of 1934 or Suspension of Duty to File
   Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                                Commission File Number 000-21470

                                 N'TANDEM TRUST
             (Exact name of registrant as specified in its charter)


                             6160 South Syracuse Way
                        Greenwood Village, Colorado 80111
                                 (303) 741-3707
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    Common Shares of Beneficial Interest, par
                    value $0.01 per share Preferred Shares of
                 Beneficial Interest, par value $0.01 per share
            (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)   |X|                Rule 12h-3(b)(1)(i)   |X|
       Rule 12g-4(a)(1)(ii)  |_|                Rule 12h-3(b)(1)(ii)  |_|
       Rule 12g-4(a)(2)(i)   |_|                Rule 12h-3(b)(2)(i)   |_|
       Rule 12g-4(a)(2)(ii)  |_|                Rule 12h-3(b)(2)(ii)  |_|
                                                Rule 15d-6            |_|

         Approximate number of holders of record as of the certification or notice date:

                  Common Shares of Beneficial Interest:       180

                  Preferred Shares of Beneficial Interest:    299

         Pursuant to the requirements of the Securities Exchange Act of 1934, N'Tandem Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                 N'TANDEM TRUST


                                                 By:    The Windsor Corporation,
                                                        its general partner
Date:   August 8, 2001
                                                 By:    /s/ Gary P. McDaniel
                                                 Name:  Gary P. McDaniel
                                                 Title: Trustee